Exhibit 99.1

NOVA MEASURING INSTRUMENTS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Nova Measuring Instruments Ltd. (the “Company”) will be held on June 24, 2014, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), at the Company’s offices, located at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

The agenda of the Meeting shall be as follows:

1.     Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

2.     Approval of amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company.

3.     Re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen as a director of the Company to hold office until the close of the next annual general meeting.

4.     Election of Ms. Zehava Simon as an external director of the Company.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2013.

The approval of each of items 1 and 3 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares (“Shares”) present, in person or by proxy, and voting on the matter.

The approval of item 2 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or have personal interest in the approval of the item, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such item does not exceed two percent (2%) of the total voting rights in the Company.

 The approval of item 4 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or have personal interest in the approval of the item, other than personal interest that is not resulting from relationship with the controlling shareholders, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such item does not exceed two percent (2%) of the total voting rights in the Company.

Only shareholders of record at the close of business on May 19, 2014, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to items 1 through 4 by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 22 hours before the time of the Meeting (i.e., 7:00 p.m. (Israel time) on June 23, 2014). Voting will be done by completing the second part of the proxy card. The form of proxy card is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than May 29, 2014.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder, whose Shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Monday, June 30, 2014, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at the Company’s offices at the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel during normal business hours and by prior coordination with Ms. Orly Dean (tel: +972-73-2295621).

By Order of the Board of Directors,
Dr. Michael Brunstein, Chairman of the Board of Directors of the Company Dated: May 20, 2014

2

NOVA MEASURING INSTRUMENTS LTD.

Weizmann Science Park
Building 22, Einstein St., Ness Ziona
Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 24, 2014

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Shares”), of Nova Measuring Instrument Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the Company’s offices at the Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel on June 24, 2014, at 5:00 p.m. Israel time (10:00 a.m. Eastern time), and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “Nova,” the “Company,” “we” or “our” refer to Nova Measuring Instruments Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

1.     Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

2.     Approval of amendments to the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company.

3.     Re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen as a director of the Company to hold office until the close of the next annual general meeting.

4.     Election of Ms. Zehava Simon as an external director of the Company.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2013.

Shareholders Entitled to Vote

Only holders of record of Shares at the close of business on May 19, 2014, (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of May 13, 2014, the Company had 27,583,382 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, at its registered offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel, no later than 22 hours prior to the Meeting, that is on or before June 23, 2014, at 7:00 p.m., Israel time. Shares represented by proxy received after such time may not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Ms. Orly Dean; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of The NASDAQ Stock Market, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company's board of directors (the "Board") recommends a “FOR”, other than items 2 and 4.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ms. Orly Dean, at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements should be submitted to the Company no later than May 29, 2014.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law, 1999 (the "Companies Law").

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 22, 2014. This proxy statement and the accompanying proxy card are also available to the public through one the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to Monday, June 30, 2014, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of items 1 and 3 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of item 2 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or have personal interest in the approval of the item, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such item does not exceed two percent (2%) of the total voting rights in the Company.

The approval of item 4 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or have personal interest in the approval of the item, other than personal interest that is not resulting from relationship with the controlling shareholders, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such item does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including: (i)  a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such person's spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest. A personal interest resulting merely from holding the Company’s shares will not be deemed a personal interest. If you do not state whether you have personal interest your shares will not be voted for items 2 and 4.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ITEMS DESCRIBED IN THIS PROXY STATEMENT.

ITEM 1: APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF BRIGHTMAN ALMAGOR ZOHAR & CO., A MEMBER OF DELOITTE TOUCHE TOHMATSU, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our Amended and Restated Articles of Association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Amended and Restated Articles of Association of the Company, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu, be re-appointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2013 and have no relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 as filed with the Commission (the “Annual Report”).

Information on fees paid to the Company’s independent public accountants may be found in the Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

ITEM 2: APPROVAL OF AMENDMENTS TO THE EMPLOYMENT TERMS OF MR. EITAN OPPENHAIM, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

In accordance with the current employment terms of Mr. Eitan Oppenhaim, which were approved by our shareholders on September 12, 2013, Mr. Oppenhaim is entitled, among others, to a monthly base salary of NIS 87,000 and to an annual bonus of up to ten monthly base salaries (“Maximum Annual Bonus”), with up to two additional monthly base salaries in the case of over achievement (such additional monthly salaries in the event of over achievement, the "Over Achievement Special Bonus"), all subject to objectives to be annually determined by the Board and its committees in accordance with our Compensation Policy. At the annual general meeting of our shareholders on September 12, 2013, Mr. Oppenhaim was granted a one-time grant of an option to purchase up to 80,000 ordinary shares of the Company.

At the Meeting, our shareholders will be asked to approve the following amendments to the employment terms of Mr. Oppenhaim:

(a)	update of Mr. Oppenhaim’s monthly salary to NIS 96,000.

(b)	that the Over Achievement Special Bonus that Mr. Oppenhaim is entitled to will be up to 50% of his Maximum Annual Bonus (rather than two monthly base salaries).

(c)
that Mr. Oppenhaim shall be entitled to an annual grant of options to purchase up to 100,000 ordinary shares of the Company per each year of 2014, 2015 and 2016. The first grant of 100,000 options will be made on August 1, 2014; the second and third grants of 100,000 options each will be made on the second and third anniversary of the initial grant, respectively, provided that Mr. Oppenhaim is fully employed by the Company and continues with his duties as the president and chief executive officer of the Company at the respective grant date. The vesting schedule of the options will be over a four (4) year period with a one fourth of such options vesting on each anniversary of the grant. The term of the options shall be of seven (7) years after each grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Oppenhaim. The exercise price will be determined per the Company's equity-based compensation policy.

All other employment terms shall remain unchanged. The item is consistent with our Compensation Policy and was approved by the compensation committee and the Board.

The proposed amendments to the employment terms of the President and Chief Executive Officer of the Company were approved by the compensation committee and the Board while considering, among others, Mr. Oppenhaim’s performance and contribution to the Company as well as his experience, a compensation survey provided to the members of the compensation committee and the Board, the terms of our compensation policy as approved by our shareholders on September 12, 2013 and the ratio between the employer cost associated with the engagement of the President and Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company. The employments terms of Mr. Oppenhaim following the proposed amendments are consistent with our compensation policy.

For more information on the compensation paid to our executive officers for fiscal year 2013, please see our Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amended terms of employment of Mr. Oppenhaim, the President and Chief Executive Officer of the Company”

ITEM 3: APPROVAL OF THE RE-ELECTION OF EACH OF MESSRS. MICHAEL BRUNSTEIN, ALON DUMANIS, AVI COHEN AND RAANAN COHEN AS A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.

At the Meeting, shareholders will be asked to approve the re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen as a director of the Company to hold office until the close of the next annual general meeting.  Messrs. Avi Cohen and Raanan Cohen are standing for reelection as independent directors.

There are currently four directors serving on the Board who are not external directors, all of which are standing for re-election under this Item 3. All of our directors attended 80% or more of the meetings of the Board and its committees on which they served since last year annual general meeting.

Herein below are details on those directors currently serving on the Board, and standing for reelection:

Dr. Michael Brunstein (70) was named chairman of our board of directors in June 2006, after serving as member of our board of directors from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. Dr. Brunstein is a chairman and serves on boards of directors of several privately owned companies. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from The Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University.

Dr. Alon Dumanis (64) has served as a director of our Company since 2002. He is the Chief Executive Officer of Crecor B.V, Docor International B.V, Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Dr. Dumanis is currently a chairman of Aposense, a public company traded on TASE, Xsight System, Softlib, Bondex, Clariton, DNR Imaging, and a member of the board of directors of Collplant, a public company traded on TASE, and other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (a public company traded on TASE), of El Al Israel Airlines (a public company traded on TASE), of Protalix Biotherapeutics (a public company traded on the New York Stock Exchange), and a former member of the board of directors of Inventech Investments Co. Ltd. (a public company traded on TASE), Spectronix (a public company traded on TASE) and Ice Cure (a public company traded on TASE). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Mr. Avi Cohen (61) has served as a director of our Company since 2008. Mr. Cohen serves as the Chief Executive Officer of RRsat Global Communications Network, a public company traded on NASDAQ. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO of ECI Telecom Ltd. Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor. From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S. During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group. From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in Electrical Engineering and Applied Physics from Case Western Reserve University, USA.

Mr. Raanan Cohen(59) was appointed as a director of our Company by our board of directors on February 6, 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on NASDAQ. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and CEO of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Cohen held various positions at Orbot, another manufacturer of AIO systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., as chairman of the board of directors of Datumate Ltd., as a member of the board of directors of Utilight Ltd., all private companies and as a member of the board of directors of Orbotech Ltd. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University in Jerusalem.

Each of the director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director (and, in the case of Messrs. Avi Cohen and Raanan Cohen, for serving as an independent director). Such certifications will be available for inspection at the Meeting.

Dr. Alon Dumanis, Mr. Avi Cohen and Mr. Raanan Cohen, as directors of the Company, will be entitled to a remuneration package as previously approved by the shareholders of the Company, as follows (such remuneration package is in accordance with our Compensation Policy):

1.
An annual payment of US$18,000 (or an equivalent amount in NIS calculated into NIS according to a NIS 4.00 = US$1.00 exchange rate) but not less than the annual payment required under the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000, and the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 2000 (collectively, the “Regulations”).

2.
Additionally, the following payments: (i) for each meeting that the director attends in person, an amount of US$600 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors); (ii) for each execution of a written consent in lieu of a meeting, an amount of US$300 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors); and (iii) for each meeting that the director attends by teleconference, an amount of US$360 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors).

3.
An annual award of an option to purchase up to 10,000 ordinary shares or options with fair market value of US$80,000, the lower of the two, to be granted to each director on the date of each annual general meeting at which such director is elected or reelected (or if an external director is not standing for reelection, on the date of the annual general meeting, provided that such external director is serving on the board of directors at the time of the annual general meeting). The exercise price of each option shall be determined pursuant to our equity based compensation policy. Consistent with our Compensation Policy, the options shall vest quarterly over a period of four years.

Dr. Michael Brunstein, as the chairman of the Board, will be entitled to remuneration packages as previously approved by the shareholders of the Company at the 2006, 2008 and 2010 annual general meetings, as follows (such remuneration package is in accordance with our Compensation Policy): (i) a gross annual fee of $110,000 payable monthly in NIS; (ii) an annual award of options to purchase up to 10,000 ordinary shares, to be granted to Dr. Brunstein on the date of each annual general meeting at which the chairman of the board of directors is elected or reelected, the exercise price of which will be determined pursuant to our Equity Based Compensation Policy and the other terms (i.e., the amount, exercise price and vesting schedule) shall be identical to the terms of options granted to other directors on an annual basis; and (iii) a biennial award of an option to purchase up to 75,000 ordinary shares to Dr. Brunstein on the date of every other annual general meeting at which the chairman of the board of directors is elected or reelected. The exercise price of such options will be determined pursuant to our Equity Based Compensation Policy, and consistent with our Compensation Policy, the options shall vest quarterly over a period of four years.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Messrs. Michael Brunstein, Alon Dumanis, Avi Cohen and Raanan Cohen, as a director of the Company to hold office until the close of the next annual general meeting.”

ITEM 4: ELECTION OF MS. ZEHAVA SIMON AS AN EXTERNAL DIRECTOR OF THE COMPANY

At the Meeting, shareholders will be asked to approve the election of Ms. Zehava Simon as an external director of the Company, for a three-year term. Ms. Zehava Simon will replace Mr. Dan Falk, who has served as an external director of the Company for three consecutive periods of three years each.

Herein below are details regarding Ms. Zehava Simon:

Ms. Zehava Simon (56) served as a Vice President of BMC Software Inc. from 2000 until 2013, most recently as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites, and oversaw the successful ramping of the business in these regions to grow. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes, a public company traded on NASDAQ, and Amiad water systems, a public company traded on London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a NASDAQ listed company which was acquired in 2006 by SanDisk Corp., a public company traded on NASDAQ as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and NASDAQ (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and an M.A. in Business and Management from Boston University.

Ms. Zehava Simon has certified to the Company that she complies with all requirements under the Companies Law for serving as an external director. Such certification will be available for inspection at the Meeting.

Ms. Zehava Simon will be entitled to a remuneration package as previously approved by the shareholders of the Company which is identical to the remuneration package of Dr. Alon Dumanis, Mr. Avi Cohen and Mr. Raanan Cohen as described in item 3 above (such remuneration package is in accordance with our Compensation Policy).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the election of Ms. Zehava Simon as an external director of the Company for a three-year term.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,
Michael Brunstein Chairman of the Board of Directors of the Company Dated: May 20, 2014